Exhibit 99.1

UBIC, Inc. Reports Unaudited Full Fiscal Year 2016 Financial Results

Q4 FY16 Net Sales up 67.7% YOY to JPY3,060 million

TOKYO, May 16, 2016 — UBIC, Inc. (NASDAQ: UBIC; TSE: 2158) (“UBIC” or “the Company”), a leading provider of international litigation support and big-data analysis services, announced today its unaudited financial results for the fiscal fourth quarter (the “fourth quarter” of 2016) and fiscal year ended March 31, 2016. All figures are prepared in accordance with the generally accepted accounting principles of Japan (“Japanese GAAP”).

Fiscal Year 2016 Financial Highlights

•                  Net sales increased by 69.9% year over year to JPY10,659 million (US$97.7 million).

•                  Gross margin was 45.3%, as compared to 49.9% in the prior year period.

•                  Net sales from eDiscovery services increased by 80.2% year over year to JPY4,749 million (US$43.5 million).

•                  Net sales from eDiscovery solutions increased by 67.0% year over year to JPY5,339 million (US$48.9 million).

“We are pleased with our fiscal year 2016 results, which saw our our top-line grow by 69.9% year over year to a record JPY10.7 billion, primarily driven by the acquisition of Evolve Discovery (“EvD”) and the rapid expansion of our U.S. legal review business,” stated UBIC’s Chairman and Chief Executive Officer Masahiro Morimoto. “Our top-line performance for the fourth quarter was as impressive as the yearly results, however, our bottom-line was adversely impacted by secular headwinds related to the sharp appreciation of the Japanese Yen as well as the impact of amortization of the goodwill related to our recent acquisitions.

“The synergies generated from the integration of Evolve Discovery and TechLaw Solutions into our company helped to drive the tremendous increase in review projects and new customers in the U.S. market. To put this into perspective, U.S. sales accounted for 60% of our total sales in the fourth quarter, up from 50% in the fourth quarter of 2015, and 80% of our 52 new accounts in the quarter were from the U.S. Along with the rapid growth of our U.S. legal review business, we have established review centers in Washington D.C. and more recently New York, laying an excellent foundation for our further expansion in the largest eDiscovery market. Going forward, we will continue to invest in the growth of this business by improving its sales capabilities and cultivating relationships with law firms and end customers. We expect to see continued steady growth of the eDiscovery business and improving operating profit resulting from the establishment of a stable support structure in the U.S.

“We also made great headway in turning our internally-developed artificial intelligence (“AI”) engine, KIBIT, into a revenue-generating business with high growth prospects. Our recently commercialized AI products, “Lit I View PATENT EXPLORER”, “AI Sukedachi Samurai” and “Lit I View EMAIL AUDITOR”, continued to gain traction among multinational Japanese corporations. We also announced many new partnerships to apply KIBIT products in new fields such as digital marketing, health care, and business intelligence. Looking ahead, we will invest additional resources in both research and development, and marketing to support the adoption of our expanding portfolio of KIBIT products globally. With our two strong business engines operating on all cylinders, UBIC is very well-positioned to both expand regionally and diversify into new industries.”

Fourth Quarter 2016 Financial Results for the year ended March 31, 2016

SALES: Net sales for the fourth quarter 2016 increased by 67.7% to JPY3,060 million (US$28.0 million) from JPY1,824.9 million in the prior year period. This increase was primarily due to the

Company’s acquisition of EvD, as well as the steady performance of large-scale, cartel-related orders from Japanese corporations.

GROSS PROFIT: Gross profit for the fourth quarter 2016 increased by 52.5% to JPY1,329.0 million (US$12.1 million) from JPY871.5 million in the prior year period. Gross margin was 45.3%, as compared to 49.9% in the prior fiscal year. The contraction in gross margin was primarily due to the delays in sales from high-profit margin processes and the rapid increase in lower-margin review sales.

OPERATING EXPENSES AND INCOME (LOSS): Total operating expenses for the fourth quarter 2016 increased by 54.6% to JPY1,281.8 million (US$11.7 million) from JPY829.0 million in the prior year period. The increase in operating expenses was primary due to EvD-related acquisition costs, amortization of its goodwill and customer related assets, and costs related to investment in new business. Operating income was JPY47.2 million (US$0.4 million) as compared to JPY42.4 million in the prior year period.

NET INCOME (LOSS): Net loss for the fourth quarter 2016 was JPY18.8 million, as compared to a net income of JPY18.5 million in the prior year period, primarily due to the large foreign exchange losses resulting from the appreciation of Japanese Yen in the quarter.

EARNINGS (LOSS) PER SHARE: Net loss per ordinary share (basic) for the fourth quarter 2016 was JPY0.00 from JPY0.52 in the prior year period.

As of March 31, 2016, the Company had a total of 35,751,360 ordinary shares outstanding, or the equivalent of 17,875,680 ADSs. Each ADS represented two shares of the Company’s common stock.

BALANCE SHEET: As of March 31, 2016, the Company’s cash and deposits were JPY2,024 million (US$18.5 million).

Financial Outlook

For the fiscal year ending March 31, 2017, the Company expects its sales to be approximately JPY13,100 million (US$120 million), representing year-over-year growth of approximately 22.9%; and operating income to be approximately JPY95 million (US$0.9 million), representing a year-over-year decline of approximately 47.2%. Ordinary income to be approximately JPY70 million yen, representing a year-over-year decline of approximately 43.1%; and net income attributable to owners of the parent to be approximately JPY0 million yen compared to a net loss of JPY121 million in the prior fiscal year. These forecasts reflect the Company’s current and preliminary view, which is subject to change

Statement Regarding Unaudited Condensed Financial Information

The unaudited financial information set forth above is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited condensed financial information.

Exchange Rate

This announcement contains translations of certain JPY amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from JPY to US$ were made at the rate of JPY109.15 to US$1.00, the noon buying rate in effect on March 31, 2016 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the JPY or US$ amounts referred could be converted into US$ or JPY, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release.

About UBIC, Inc.

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) supports the analysis of big data based on behavior informatics by utilizing its technology, “KIBIT”. UBIC’s KIBIT technology is driven by UBIC AI based on knowledge acquired through its litigation support services. KIBIT incorporates experts’ tacit knowledge, including their experiences and intuitions, and utilizes that knowledge for big data analysis. UBIC continues to expand its business operations by applying KIBIT to new fields such as healthcare and marketing.

UBIC was founded in 2003 as a provider of e-discovery and international litigation support services. These services include the preservation, investigation and analysis of evidence materials contained in electronic data, and computer forensic investigation. UBIC provides e-discovery and litigation support by making full use of its data analysis platform, “Lit i View®”, and its Predictive Coding technology adapted to Asian languages.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubic-global.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services.  Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

UBIC, Inc. (North America)

Tel: +1 646-308-1561

Email: ir@ubicna.com

Source: UBIC